UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 81242 / July 27, 2017

Admin. Proc. File No. 3-17868

In the Matter of

GCA I ACQUISITION CORP.,
SYPRUS, INC.
    (n/k/a RICKY'S HOLDINGS, INC.), and
UNITY ONE CAPITAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by GCA I Acquisition Corp., Syprus, Inc. (n/k/a Ricky's Holdings, Inc.), or Unity One Capital, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to GCA I Acquisition Corp., Syprus, Inc. (n/k/a Ricky's Holdings, Inc.), and Unity One Capital, Inc.[2] The order contained in that decision is hereby declared final. The initial decision ordered that, pursuant to Section 12(j) of the Securities

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[1]   17 C.F.R. § 201.360(d).

[2]   *GCA I Acquisition Corp., Int'l Metals Acquisition Corp. (n/k/a Niagara LaSalle Corp.), Syprus, Inc. (n/k/a Ricky's Holdings, Inc.), and Unity One Capital, Inc.,* Initial Decision Rel. No. 1136 (May 16, 2017), 116 SEC Docket 15, 2017 WL 2117530. The Central Index Key numbers are: 1379396 for GCA I Acquisition Corp.; 1373425 for Syprus, Inc. (n/k/a Ricky's Holdings, Inc.); and 1451264 for Unity One Capital, Inc.

Exchange Act of 1934, the registrations of each class of registered securities of GCA I Acquisition Corp., Syprus, Inc. (n/k/a Ricky's Holdings, Inc.), and Unity One Capital, Inc., are hereby revoked. The revocation is effective as of July 28, 2017.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 1136
ADMINISTRATIVE PROCEEDING
File No. 3-17868

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of GCA I ACQUISITION CORP., INTERNATIONAL METALS ACQUISITION CORP. (n/k/a NIAGARA LASALLE CORP.), SYPRUS, INC. (n/k/a RICKY'S HOLDINGS, INC.), and UNITY ONE CAPITAL, INC.	INITIAL DECISION OF DEFAULT AS TO THREE RESPONDENTS May 16, 2017

APPEARANCE: Neil J. Welch, Jr., for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This initial decision revokes the registrations of the registered securities of Respondents GCA I Acquisition Corp., Syprus, Inc. (n/k/a Ricky's Holdings, Inc.), and Unity One Capital, Inc.[1] The revocation is based on Respondents' failures to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On March 8, 2017, the Commission initiated this proceeding under Section 12(j) of the Securities Exchange Act of 1934 with an order instituting proceedings (OIP). The OIP alleges that Respondents have securities registered with the Commission under Exchange Act Section 12(g) and have repeatedly failed to file timely periodic reports with the Commission, in violation of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

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1 Respondent International Metals Acquisition Corp. was dismissed from this proceeding because it no longer has securities registered with the Commission and was not delinquent in its periodic reports while it had registered securities. *GCA I Acquisition Corp.*, Initial Decision Release No. 1135, 2017 SEC LEXIS 1416 (ALJ May 12, 2017). In this initial decision, "Respondents" refers to GCA I Acquisition Corp., Syprus, Inc. (n/k/a Ricky's Holdings, Inc.), and Unity One Capital, Inc.

Respondents were served with the OIP by March 20, 2017, and their answers were due by March 30, 2017. *GCA I Acquisition Corp.*, Admin. Proc. Rulings Release No. 4731, 2017 SEC LEXIS 1039 (ALJ Apr. 4, 2017). On April 4, 2017, I noted that Respondents had not filed answers and ordered them to show cause by April 14, 2017, why the registrations of their securities should not be revoked by default due to their failures to file answers or otherwise defend the proceeding. *Id.* To date, Respondents have not filed answers or responded to the show cause order.

FINDINGS OF FACT

Respondents are in default for failing to file answers or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

GCA I Acquisition Corp., Central Index Key (CIK) No. 1379396, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended February 28, 2011, which reported a net loss of $28,959 for the prior nine months.

Syprus, Inc. (n/k/a Ricky's Holdings, Inc.), CIK No. 1373425, is a permanently revoked Nevada corporation located in Princeton, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2007, which reported a net loss since its May 11, 2006, inception of $7,500.

Unity One Capital, Inc., CIK No. 1451264, is a permanently revoked Nevada corporation located in Shanghai, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2009.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failures to maintain valid addresses on file with the Commission as required by Commission rules, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. Compliance with these reporting requirements is mandatory. *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732,

740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondents failed to file timely periodic reports. As a result, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will ensure that investors are adequately protected, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because the failures constitute violations of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress "fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations" in the sale of securities. *Eagletech Commc'ns, Inc.*, Exchange Act Release No. 54095, 2006 SEC LEXIS 1534, at *12 (July 5, 2006) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (failing to file seven required periodic reports due over a two-year period is recurrent); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (failing to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance. Even if Respondents did not receive such letters due to their failures to maintain valid addresses on file with the Commission as required by Commission rules, the other factors weigh in favor of revocation, and scienter is not necessary to establish grounds for revocation. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013). In any event, there is no indication that their violations were inadvertent or accidental. *Id.* at n.60. Respondents have not answered the OIP or responded to the show cause order, and have not otherwise participated in the proceeding to address whether they have made any effort to remedy their past violations or ensure future compliance.

For the reasons described above, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Respondents' registered securities.

ORDER

It is ORDERED that, under Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of GCA I Acquisition Corp., Syprus, Inc. (n/k/a Ricky's Holdings, Inc.), and Unity One Capital, Inc., are hereby REVOKED.[2]

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Under this rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, under Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Cameron Elliot
Administrative Law Judge

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[2] This order applies to all classes of Respondents' securities registered under Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this initial decision.